[redacted]

09056486 OMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/13/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CLARK & CO.

SEC Mail Mail Processing Section MAR 02 2009 Washington, DC 106

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 INTERNATIONAL DRIVE, SUITE 400
(No. and Street)

MCLEAN	VIRGINIA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MCKENNA — 703-288-5277 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER & TIDWELL, LLP
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800	HOUSTON	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN MCKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CLARK & CO., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NORMA HERNANDEZ
Notary Public, State of Texas
My Commission Expires
June 21, 2009

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CLARK & CO.

FINANCIAL REPORT

DECEMBER 31, 2008 AND 2007

CONTENTS

WEAVER AND TIDWELL L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark & Co.

We have audited the accompanying statements of financial condition of Hamilton Clark & Co. (a Delaware corporation) (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark & Co. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2009

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

HAMILTON CLARK & CO.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS	2008	2007
Cash and cash equivalents	$ 31,853	$ 52,659
Investments, at fair value	-	54,606
Accounts receivable, net of allowance for doubtful accounts accounts of $0, and $1,945 at December 31, 2008 and 2007, respectively	12,198	13,705
Fixed assets, net of accumulated depreciation of $106 at December 31, 2008	2,015	-
TOTAL ASSETS	$ 46,066	$ 120,970
LIABILITIES		
Accounts payable and accrued expenses	$ 7,629	$ 2,519
Due to related party	3,291	-
TOTAL LIABILITIES	10,920	2,519
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	339,039	339,039
Due from related party	(24,815)	(24,815)
Retained deficit	(279,079)	(195,774)
TOTAL STOCKHOLDER'S EQUITY	35,146	118,451
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 46,066	$ 120,970

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK & CO.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues		
Consulting and advisory fees, net	$ 273,770	$ 601,419
Other income	-	35,000
Total revenues	273,770	636,419
Operating expenses		
Employee compensation and benefits	187,750	373,995
Occupancy, operating and overhead costs	149,186	259,721
Total operating expenses	336,936	633,716
Operating income (loss)	(63,166)	2,703
Net realized and unrealized (loss) on investments	(20,139)	(60,664)
Loss before provision for income taxes	(83,305)	(57,961)
Income tax benefit	-	-
Net loss	$ (83,305)	$ (57,961)

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK & CO.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common stock	Additional paid in capital	Due from Related Party	Retained (Deficit)	Total Stockholder's Equity
Balance, December 31, 2006	$ 1	$ 339,039	$ -	$ (137,813)	$ 201,227
Issuance of advance to related party	-	-	(24,815)	-	(24,815)
Net loss	-	-	-	(57,961)	(57,961)
Balance, December 31, 2007	1	339,039	(24,815)	(195,774)	118,451
Net loss	-	-	-	(83,305)	(83,305)
Balance, December 31, 2008	$ 1	$ 339,039	$ (24,815)	$ (279,079)	$ 35,146

The Notes to Financial Statements are
an integral part of these statements.

HAMILTON CLARK & CO.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (83,305)	$ (57,961)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities:		
Noncash items included in net loss:		
Depreciation	106	-
Member ownership interest received for advisory services	-	(19,109)
Net realized and unrealized loss from investment transactions	20,139	60,664
Proceeds from sale of investments	34,467	75,332
Changes in working capital assets and liabilities:		
Accounts receivable	1,507	(10,720)
Accounts payable and accrued expenses	5,110	(3,829)
Due to related party	3,291	-
Net cash provided by (used in) operating activities	(18,685)	44,377
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(2,121)	-
Net cash used in investing activities	(2,121)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of loan to related party	-	(24,815)
Net cash used in financing activities	-	(24,815)
Increase (decrease) in cash and cash equivalents	(20,806)	19,562
Cash and cash equivalent, beginning of year	52,659	33,097
Cash and cash equivalents, end of year	$ 31,853	$ 52,659
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Member ownership interest received for advisory services	$ -	$ 19,109

The Notes to Financial Statements are an integral part of these statements.

HAMILTON CLARK & CO.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Hamilton Clark & Co. (formerly Dominion Financial Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. During March 2004, Venture Capital Advisors, LLC acquired Dominion Financial Securities Company as a wholly-owned subsidiary under a purchase buyout agreement from Dominion Financial Partners, L.L.C. In March 2004, an amendment was approved to change the name of the Company to Hamilton Clark & Co.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. The Company recovered $15,000 related to an individual account that was written off in a prior year that is recorded as a reduction of operating expenses on the statement of operations.

Statement of Cash Flows

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment securities are valued at fair value. Non readily marketable securities are valued at fair value based on management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. The increase or decrease in unrealized gain or loss is included in the statement of operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Fixed Assets

Fixed assets are comprised of a computer which is carried at cost less accumulated depreciation and amortization. Computers are depreciated on a straight-line basis over estimated useful life of five years. Depreciation expense totaled $106 and $0 for the years ended December 31, 2008 and 2007, respectively.

NOTE 3. RECLASSIFICATIONS

Certain accounts of the 2007 financial statements have been reclassified for comparative purposes to conform with the presentation of the current year financial statements.

NOTE 4. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2008 and percentage of receivables due from major customers as of December 31, 2008 are as follows:

	Revenues	Receivables
Customer A	44%	93%
Customer B	21%	0%
Customer C	18%	0%
Customer D	11%	0%
Total	94%	93%

NOTE 4. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS – CONTINUED

The percentage of revenues from major customers for the year ended December 31, 2007 and percentage of receivables due from major customers as of December 31, 2007 are as follows:

	Revenues	Receivables
Customer E	24%	0%
Customer F	21%	0%
Customer G	21%	100%
Customer H	15%	0%
Customer I	10%	0%
Total	91%	100%

The Company held common stock in Customer F with a fair value totaling $48,886 at December 31, 2007. The common stock was sold during the year ended December 31, 2008.

Additionally, the Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 5. FAIR VALUE MEASUREMENT

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Company has adopted the provisions of SFAS 157 effective January 1, 2008.

SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

NOTE 5. FAIR VALUE MEASUREMENT - CONTINUED

Level 1 inputs – Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs – Inputs, other than quoted prices in active markets, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 inputs – Prices or valuations that require unobservable inputs that are both significant to the fair measurement and unobservable. Valuation under level 3 generally involves a significant degree of judgment from management.

There were no securities valued using Level 1 or 2 inputs for the year ended December 31, 2008.

The following table illustrates the changes in the fair value of all financial assets measured on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Ownership units in development stage entities		
Beginning Balance, January 1, 2008	$	5,720
Unrealized losses		(5,720)
Ending Balance, December 31, 2008	$	-

Ownership units of development stage entities are valued at fair value using management's own estimates based several factors including the fair market value of the entity, the operating status of the company and future operating plans of the company. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed, and may change materially in the near term. Such instruments are generally classified in Level 3 of the fair value hierarchy.

NOTE 6. INVESTMENTS

On January 31, 2005, the Company received 1,011,906 shares of common stock of a foreign entity as payment of an investment banking fee for completing a merger transaction. During 2005, the Company sold 80% of the common stock shares received while the remaining 20% were subject to restrictions on resale or transfer and were held in escrow until July 2006. The Company sold its remaining shares in 2007 and 2008. The Company received 265 member units of a privately held development stage entity during 2007 in exchange for financial advisory and investment banking services. The Company's management believed the fair value of these units was the book value of the entity due to the development stage of the entity at December 31, 2007. The Company's management determined that the units have no value at December 31, 2008 due to the non operating status of the entity. The Company also owns other interest in development stage entities which the Company has determined to have no value at December 31, 2008.

The following is a summary of the investment as of December 31, 2007.

	Cost	Net Unrealized Loss	Market Value
Common stock of publicly traded foreign entity	$ 96,288	$ 47,402	$ 48,886
Member units in development stage entity	19,109	13,389	5,720
Total	$ 115,397	$ 60,791	$ 54,606

Net change in unrealized loss on investments for the year ended December 31, 2007 on the above investment securities was $40,450.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital is .34 to 1 and the net capital of $32,563 exceeds the minimum net capital required of $5,000.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company maintains its offices in the same physical facilities as those of the parent company, Venture Capital Advisors, LLC ("VCA"). As of December 31, 2008, VCA owed the Company approximately $25,000 for funds forwarded to VCA in 2007 to repay a member loan. Since the repayment of this loan is uncertain, the amount has been recorded as a reduction of the Company's stockholder's equity.

HAMILTON CLARK & CO.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. INCOME TAXES

The provision for income taxes consists of current and deferred taxes and differs from amounts that would be calculated by applying federal statutory rates to income before taxes, due to the effect of nontaxable and nondeductible items.

Income tax benefit consists of the following:

	2008	2007
Current	$ -	$ -
Deferred	-	-
Total benefit	$ -	$ -

At December 31, 2008 and 2007, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting for:

	2008	2007
Allowance for uncollectible accounts	$ -	$ 300
Net operating loss carryforward	9,000	5,500
Excess capital losses over capital gains	12,300	-
Unrealized loss on investments	800	9,100
Net deferred tax asset	$ 22,100	$ 14,900

The deferred tax asset has been offset with a valuation allowance of $22,100 and $14,900 as of December 31, 2008 and 2007, respectively. At December 31, 2008, the Company had a net operating loss carryforward of approximately $50,000 which will expire in 2028.

NOTE 10. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease. At December 31, 2008, future minimum rental commitments under the lease were as follows:

Year ending December 31, 2009	$ 27,020

Rent expense totaled approximately $26,304 and $30,137 for the years ended December 31, 2008 and 2007, respectively.

NOTE 11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2008 and 2007, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 12. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 13. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprise" (FSP FIN 48-3). As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies" (SFAS 5). Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using SFAS as guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			(1)	$ 35,416	3480
2. Deduct ownership equity not allowable for Net Capital				(	3490
3. Total ownership equity qualified for Net Capital				35,416	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
B. Other (deductions) or allowable credits (List)				-	3525
5. Total capital and allowable subordinated liabilities				35,416	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Note)	2,853	3540	(2)		
B. Secured demand note deficiency	-	3590			
C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
D. Other deductions and/or charges	-	3610		2,853	3620
7. Other additions and/or allowable credits (List)				-	3630
8. Net capital before haircuts on securities positions				32,563	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
A. Contractual securities commitments	$ -	3660			
B. Subordinated securities borrowings	-	3670			
C. Trading and investment securities:					
1. Exempted securities	-	3735			
2. Debt securities	-	3733			
3. Options	-	3730			
4. Other securities	-	3734			
D. Undue Concentration	-	3650			
E. Other (List)	-	3736		-	3740
10. Net Capital			(3)	$ 32,563	3750

SEE ATTACHED

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	728	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	27,563	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	31,471	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition					10,920	3790
17. Add:						
A. Drafts for immediate credit	$	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
C. Other unrecorded amounts (List)	$	-	3820	$	-	3830
19. Total aggregate indebtedness				(4) $	10,920	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)					34%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 35,416
RECLASS LOAN TO VCA AGAINST EQUITY	24,815
UNREALIZED LOSS ON INVESTMENTS AT FAIR VALUE	4,660
OTHER ADJUSTMENTS	3,176
TOTAL ADJUSTMENTS	32,651
EQUITY FROM FOCUS REPORT	$ 68,067

(2) AMOUNT DOES NOT AGREE WITH AMOUNT OF NONALLOWABLE ASSETS PER FOCUS REPORT DUE TO THE FOLLOWING:

NONALLOWABLE ASSETS FROM AUDITED STATEMENT	$ 2,853
RECLASS LOAN TO VCA AGAINST EQUITY	24,815
UNREALIZED LOSS ON INVESTMENTS AT FAIR VALUE	4,660
NONALLOWABLE ASSETS FROM FOCUS REPORT	$ 32,328

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 35,739
LESS ADJUSTMENTS	(3,176)
AUDITED NET CAPITAL	$ 32,563

(4) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$ 5,920
ADJUSTMENTS	5,000
AUDITED AGGREGATE INDEBTEDNESS	$ 10,920

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO.	as of DECEMBER 31, 2008

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark & Co., conditions of the Company's exemption from Rule 15c3-3 were complied for the year ended December 31, 2008.

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hamilton Clark & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Clark & Co. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and we communicated them in writing to management and those charged with governance on February 27, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 27, 2009